EXHIBIT 2.3

OVERRIDING ROYALTY AGREEMENT

THIS OVERRIDING ROYALTY AGREEMENT (the “Agreement”) made and entered into on this 15 day of February, 2024 (the “Effective Date”), by and between AMERICAN RESOURCES CORPORATION, a Florida corporation with an address of 12115 Visionary Way, Suite 174, Fishers, IN 46038 (“AREC’) and AMERICAN CARBON CORPORATION, an Indiana corporation with an address of 12115 Visionary Way, Suite 174, Fishers, IN 46038 (inclusive of all subsidiaries of American Carbon Corporation, “ACC). Each ACC and AREC may be referred to as a “Party”, and both as “Parties”.

W I T N E S S E T H

WHEREAS, ACC is the owner of infrastructure, equipment, permits and other assets related to coal mining located in Kentucky, West Virginia, and other locations;

WHEREAS, AREC is the parent company and sole shareholder of ACC and AREC is in the process of selling or spinning-off ACC to be a company independent of AREC; and

WHEREAS, for consideration to AREC for selling ACC, the Parties agree that a royalty due from ACC to AREC, for the benefit of AREC, shall be paid pursuant to this Agreement.

NOW THEREFORE, for and in consideration of the mutual benefits to be derived by the parties hereto and the mutual agreements herein contained, the Parties hereby agree as follows:

1. ACC shall pay to AREC a royalty at a rate of per salable short ton of coal extracted and sold from any permit of ACC (collectively, the “Coal”) pursuant to the following rate (collectively, the “Royalty”):

a.	For all Coal sold at a Sales Price of $100.00 per ton and less, a Royalty of $2.50 per ton.

b.

For all Coal sold at a Sales Price at or greater than $100.00 per ton, a Royalty of $2.50 per ton plus 10.0% of the Coal Sales Price above $100.00 per ton. For example, should the Sales Price equal $150.00 per ton, the Royalty shall be ($150.00 - $100.00) x 10.0% (or $5.00 per ton) plus $2.50 per ton, or a total Royalty of $7.50 per ton.

c.

Upon the receipt by AREC of a Royalty totaling $300,000,000.00 pursuant to Sections 1(a) and 1(b) above (the “Initial Royalty”), ACC shall thereafter, for the remaining life of the operations of ACC and its permits, pay to AREC a royalty in the amount of $2.50 per ton (the “Remaining Royalty”).

d.

In addition to the foregoing, for all Coal that is processed or loaded from facilities under ownership or control of ACC but is not mined from a permit owned or controlled by ACC, a Royalty in the amount of 25.0% of the Gross Proceeds.

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For the purpose of this Agreement, “Sales Price” shall mean the monthly weighted average amount of money received or receivable per ton, directly or indirectly, including, but not limited to, all benefits received by ACC in the form of sale of credits, sale of refuse, including all tax credits thereon or other credits received by ACC on account of or attributable to removal or sale of the Coal F.O.B. railroad cars, trucks, or barges or any other form of transportation at any tipples, docks or other load-out facilities at which the Coal is processed and loaded for ultimate delivery to the user, without any deductions whatsoever, including, without limitation, any deductions for selling expenses, sales commissions payable to the ACC or affiliates, or demurrage charges. If the Coal (or other coal as applicable) is sold in the pit or at the mine, the Sales Price shall also include the reasonable trucking cost to any tipples, docks or other load-out facilities at which the Coal is processed and loaded for delivery and for which payment is received by ACC at such delivery point. If any party to a sale or other disposition of Coal (or other coal as applicable) has any direct or indirect financial interest in any other party to such transaction, the Sales Price from such sale shall be the greater of the amount received or receivable per ton, directly or indirectly, by the last such financially connected party.

For the purpose of this Agreement, “Gross Proceeds” shall mean the gross revenues received by ACC from a third party for processing or loading utilizing a facility owned or controlled by ACC, with no deductions of any kind.

2. In addition to the Royalty, the payment of the Initial Royalty shall also be paid by ACC to AREC through the payment of Twenty-Five Percent (25.0%) of any and all of the total gross capital raised by ACC through one or more capital raises (the “Capital Raise Payments). Payment of the Capital Raise Payments shall occur within 15 days of any capital raised by ACC, with no deductions of any kind.

3. This Agreement shall terminate upon the exhaustion of all coal extracted under the permits of ACC, those present at either the Effective Date or created or modified thereafter, or upon the completion of all processing and loading operations of ACC.

4. ACC covenants and agrees to furnish AREC an accurate and true statement accompanying each Royalty payment showing the quantity of Coal mined and sold under this Agreement during the applicable month and the per ton compensation due to AREC under this Agreement. ACC shall also provide AREC a monthly accounting of all Coal mined and stockpiled, but not sold. ACC shall deliver to AREC all payments and reports due to Lessor by the twentieth (20th) day of the month following the month in which the Coal is mined, removed, and sold.

5. ACC agrees to pay all taxes, assessments, royalties, mining costs, governmental charges, and any and all expenses incurred as a result of ACC’s activities that may be levied or assessed against the operations of ACC.

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6. ACC agrees to cause all of its development work and mining on any mining properties controlled by ACC to be carried out in a careful manner, and to perform its operations in all respects to the mining and environmental statutes and regulations of the Commonwealth of Kentucky, and of the United States, and to conform its operations to the regulations of various agencies of both. ACC shall have sole responsibility to acquire all mineral, surface, and any other rights necessary by ACC to carry out its operations. ACC shall pay any fines, penalties or damages imposed by any present or future state or federal statutes, laws, ordinances or regulations, including, but not limited to, the Federal Coal Mine Health and Safety Act of 1969, the Federal Mine Safety and Health Amendments Acts of 1977, and the Surface Mining Control and Reclamation Act of 1977, and shall indemnify and hold harmless AREC for and against any damage or loss of whatsoever nature, including liability of AREC to any agreement or leases and incidental or consequential damages, attorneys’ fees and costs, due to ACC’s failure to so conduct its operations or to abide by any of said statutes, laws, ordinances and regulations.

7. ACC shall mine the coal and carry on all incidental work in all respects at its own expense and risk as an independent contractor, tenant or lessee in its own right. AREC shall in no way be liable to any employee of ACC or any other person or persons on any of the operations of ACC, nor for any damage resulting from ACC’s operations, directly or indirectly, to persons or property of others; it being fully understood that AREC neither has nor retains any control, supervision or authority over the employees of ACC upon any of its operations.

8. AREC shall have the right at all reasonable times to examine the books and records of ACC and the right at all reasonable times to enter and survey all workings of ACC for the purposes of ascertaining and verifying ACC’s compliance with the terms of this Agreement.

ACC shall defend, indemnify and save harmless AREC, its affiliated companies, their respective officers, directors, employees, agents, invitees and lessors, against and from any and all liability, loss, claims, demands, expenses or actions (including attorney’s fees and court costs), arising from or growing out of or in connection with (i) ACC’s or its contractors, employees, agents, representatives, or any of their successors or assigns, activities on, in or with respect to the operations of ACC, including without limitation damage to property (including AREC’s property) or injury to persons (including death); (ii) any inaccuracy or breach of any representation or warranty made by ACC in this Agreement; (iii) the non-fulfillment or breach of any covenant or agreement made by ACC in this Agreement; and (iv) any and all actions, suits, proceedings, claims, liabilities, demands, assessments, and judgments of any action, suit or proceeding incident to any of the foregoing or the indemnification provided hereby. Upon request by AREC, ACC shall retain counsel reasonably acceptable to AREC to defend AREC for any such claim. ACC agrees to pay AREC all costs and expenses, including attorney’s fees, reasonably incurred by AREC to enforce AREC’s rights or privileges under this Agreement. This indemnity shall survive the expiration, termination or cancellation of this Agreement.

During the term of this Agreement, ACC shall obtain and maintain, and shall require any permittee or operator on the operations of ACC to obtain and maintain, at its sole expense, the insurance coverage in the statutory amounts required by ACC, with good and reputable insurance carriers, covering all of its operations and activities. The insurance required by this Section shall not be a limitation on any liability of ACC or be construed as relieving ACC of any of its indemnity obligations or any obligations of any permittees or operators.

9. In the event that ACC should fail to make any payment to AREC when due, AREC shall provide written notice of such failure to ACC. ACC shall then make such payment to AREC within ten (10) days of such notice. If ACC fails to make such payment, then AREC shall have the right to have a security interest in any of the assets of ACC, including any coal stockpiles, for the amounts due from ACC (the “Secured Assets). Furthermore, AREC shall have the right to file any liens or other evidence(s) of security, such as UCC statements, against the Secured Assets and enforce any payments to AREC for the amounts due. All the provisions contained herein for forfeiture of the Agreement, collection of royalty, rentals, or other payments or for the enforcement or protection of the rights of a party shall be deemed cumulative and not exclusive and shall not deprive AREC of the benefit of any other legal, statutory, or equitable remedies, or other remedies provided in this Agreement.

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10. The obligations to pay the Royalty under this Agreement shall be appliable and continue for any transferees, successors, assigns, or subsequent operators of the permits or the processing or loading facilities. AREC may waive, in its sole discretion, any Royalty amounts due from ACC from any permit or combination of permits.

11. In the event any amount due pursuant to this Agreement is not paid to AREC within 15 days of the date it is due, interest shall accrue on such delinquent amount at the rate of one- and one-half percent (1.5%) per month, compounded monthly and calculated from the date such payment became due. The interest described herein shall become due without AREC having to provide ACC any notice and shall not be recoupable by ACC.

12. All notices or other deliveries required by or made pursuant to the terms of this Agreement shall be given to the parties at the following addresses (i) by personal delivery; (ii) by registered or certified mail, postage prepaid; or (iv) by nationally recognized overnight or other express courier services:

If to AREC:	American Resources Corporation Attn: CEO 12115 Visionary Way, Suite 174 Fishers, IN 46038 Email: mcj@americanresourcescorp.com

If to ACC:	American Carbon Corporation Attn: CEO 1845 S. KY HWY 15 Hazard, Kentucky 41701 Email: trt@americancarboncorp.com

All notices, requests, demands, mailings, and other communications relative to this Agreement shall be effective and/or shall be deemed delivered (i) if by personal delivery, on the date of delivery if delivered during normal business hours of the recipient, and if not delivered during such normal business hours, on the next business day following delivery, and (ii) on the third (3rd) business day following the date of deposit in the United States Mail, postage prepaid, by certified mail. Any party hereto may change its address by notice to all parties hereto delivered in accordance with this Section.

13. This Agreement constitutes the entire agreement of the Parties with reference to the subject matter hereof and may not be amended by the parties except in writing executed by all parties hereto.

14. This Agreement shall be binding upon and inure to the benefit of all the parties hereto, their respective successors and assigns. This Agreement and the provisions hereof shall be governed by and interpreted in accordance with the laws of the State of Indiana. The parties hereby consent to venue in the Hamilton County Circuit Court, State of Indiana, for any litigation arising under this Lease and waive any objections that venue for such actions may be proper in some other county under Indiana statutes.

15. All references to “tons” shall be short tons, or 2,000 pounds.

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IN WITNESS WHEREOF, the Parties has caused this Agreement to be executed by its duly appointed designee on the date and year first above written.

AREC:	ACC:
AMERICAN RESOURCES CORPORATION	AMERICAN CARBON CORPORATION

By: /s/ Mark Jensen_____________ Name: Mark Jensen Title: Chief Executive Officer	By: /s/ Tarlis Thompson__________ Name: Tarlis Thompson Title: Chief Executive Officer

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